180 LIFE SCIENCES CORP.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, CA 94306

May 10, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jimmy McNamara

Re:	180 Life Sciences Corp.
Registration Statement on Form S-1
Filed May 5, 2023
File No. 333-271703

Dear Mr. McNamara:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 180 Life Sciences Corp. hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 p.m. Eastern time on May 12, 2023, or as soon as practicable thereafter.

Please contact Stephen P. Alicanti of DLA Piper LLP (US) at (212) 335-4783 with any questions, and please notify him when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

180 LIFE SCIENCES CORP.

By:	/s/ Ozan Pamir
Ozan Pamir
Chief Financial Officer

cc:	James N. Woody, 180 Life Sciences Corp.
Fahd M.T. Riaz, DLA Piper LLP (US)
Stephen P. Alicanti, DLA Piper LLP (US)